Cabaletta Bio, Inc.

2929 Arch Street, Suite 600

Philadelphia, Pennsylvania 19104

April 24, 2023

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan R. Campbell

Re:	Cabaletta Bio, Inc.: Registration Statement on Form S-3 filed March 16, 2023
(File No. 333-270599)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cabaletta Bio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 26, 2023, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Gabriela Morales-Rivera, Esq. of Goodwin Procter LLP at (617) 570-1329.

Sincerely,

CABALETTA BIO, INC.

/s/ Steven Nichtberger, M.D.
Steven Nichtberger, M.D. President and Chief Executive Officer

cc: Michael Gerard, Esq., Cabaletta Bio, Inc.

      Mitchell S. Bloom, Esq., Goodwin Procter LLP

      Michael Minahan, Esq., Goodwin Procter LLP

      Gabriela Morales-Rivera, Esq., Goodwin Procter LLP